UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

May 12, 2007

Commission File Number: 1-13210

AES GENER S.A.
(Exact name of registrant as specified in its charter)

AES GENER INC.
(Translation of registrant's name into English)

Mariano Sanchez Fontecilla 310, 3rd, Floor, Santiago Chile (562) 686 8900

(Address and phone number of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT INDEX

Page
1. Notice of agreement for distribution of final dividend	2

EXHIBIT 1

Santiago, April 23, 2007

Rol S.V.S. No. 4272

Mr. Alberto Etchegaray de la Cerda
Superintendent of Securities and Insurance

Re.: Notice of agreement for distribution of final dividend

Dear Sir:

By virtue of that stated in Communication No. 660 issued by said Superintendence of Securities and Insurance, we hereby inform you that during the XXVI General Ordinary Shareholders Meeting held on April 20, 2007, an agreement was reached to distribute an amount of Ch$21,076,562,166 to be charged to the net income for the fiscal year ended on December 31, 2006, through the allocation of a final additional dividend of Ch$3.30 per share.

The dividend shall be paid in cash as of April 30, 2007, in the office of SERCOR S.A., located at Av. El Golf 140, 1st Floor, Las Condes, Santiago, from 9 a.m. to 5 p.m.

Payments shall be made by check in the name of the title-holder, previous identification of the shareholder by his/her ID card, at the office mentioned in the previous paragraph. Shareholders wishing to collect through their legal representatives must grant a notarized power of attorney.

Notice of this payment to the shareholders will be provided in the Diario Financiero newspaper on April 27, 2007.

Shareholders registered in the Shareholders Registry up to 5 business days before the date of payment, therefore by April 24, 2007, shall have the right to this dividend.

Finally, we hereby enclose Form 1 of Communication No. 660 regarding dividends distribution.

Cordially,

/s/ JUAN RICARDO INOSTROZA LOPEZ
Acting Chief Executive Officer
AES Gener S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A. (Registrant)
Date:	May 12, 2007	By:	/s/ FELIPE CERON Felipe Ceron Chief Executive Officer